UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          Rexahn Pharmaceuticals, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                   761640 10 1
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                                 (CUSIP Number)

                                 Suk Hyung Kwon
                            Rexgene Biotech Co., Ltd.
                       1330-13 Wooyoung Venture Bulding 4F
                             Seocho-dong, Seocho-gu
                                  Seoul, Korea
                                011-82-2-587-0019
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 13, 2005
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             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|



Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



----------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

                                  SCHEDULE 13D

----------------------                                   ----------------------
CUSIP No. 761640 10 1                                       Page 2 of 6 Pages
----------------------                                   ----------------------

-------   ---------------------------------------------------------------------

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Rexgene Biotech Co., Ltd.            Not Applicable

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                       (b)  |_|

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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS
          OO

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   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Republic of Korea

-----------------  -------  ---------------------------------------------------

                      7     SOLE VOTING POWER
    NUMBER OF               4,791,670

      SHARES       -------  ---------------------------------------------------

   BENEFICIALLY       8     SHARED VOTING POWER
                            0
     OWNED BY
                   -------  ---------------------------------------------------
       EACH
                      9     SOLE DISPOSITIVE POWER
     REPORTING              4,791,670

      PERSON       -------  ---------------------------------------------------

       WITH          10     SHARED DISPOSITIVE POWER
                            0

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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,791,670

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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            |_|

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.5%

-------   ---------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON
          CO

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

CUSIP NO. 761640 10 1             SCHEDULE 13D                Page 3 of 6 Pages


Item 1.  Security and Issuer.
         -------------------

              This statement relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Rexahn Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 9620 Medical Center Drive, Rockville, MD 20850.


Item 2.  Identity and Background.
         -----------------------

              The person filing this statement (the "Reporting Person"), the executive officers and directors of the Reporting Person (the "Additional Persons") and the information in respect of the Reporting Person and the Additional Persons are as follows:

              (a) The name of the Reporting Person is Rexgene Biotech Co., Ltd. ("Rexgene"). The names of the Additional Persons are as follows:

Directors and Executive Officers of Rexgene
-------------------------------------------

Suk Hyung Kwon; Jong Jin Park; Chang Gil Lee; and Tae Cheol Hwang.

              (b) The principal business address of Rexgene and each Additional Person is 1330-13 Wooyoung Venture Bulding 4F, Seocho-dong, Seocho-gu, Seoul, Korea.

              (c) The principal business of Rexgene is the development, production and sale of homeopathic medicines and health products. Mr. Kwon is the President of Rexgene and a director of the Issuer. Mr. Park is the Vice President of Rexgene. Mr. Lee is a director of Rexgene and a representative pharmacist at Nasung Pharmacy, which is located in Seoul, Korea. Mr. Hwang is a director of Rexgene and a team manager at Muhan Technical Investment Co., Ltd., which is an investment company located in Seoul, Korea.

              (d) During the last five years, neither Rexgene nor, to the knowledge of Rexgene, any of the Additional Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) During the last five years, neither Rexgene nor, to the knowledge of Rexgene, any of the Additional Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Rexgene or any of the Additional Persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f) Rexgene is a corporation organized under the laws of the Republic of Korea. All of the Additional Persons are citizens of the Republic of Korea.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

              Rexgene acquired beneficial ownership of 4,791,670 shares of Common Stock from the Issuer in connection with the Merger described in Item 4.

CUSIP NO. 761640 10 1             SCHEDULE 13D                Page 4 of 6 Pages


Item 4.  Purpose of Transaction.
         ----------------------

              The acquisition was made in connection with the Agreement and Plan of Merger dated as of January 20, 2005 (the "Merger Agreement") by and among Corporate Road Show.Com Inc., a New York corporation ("CPRD"), CRS Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of CPRD ("Merger Sub"), CRS Delaware, Inc., a Delaware corporation and wholly owned subsidiary of CPRD ("CRS Delaware"), and Rexahn, Corp, a Maryland corporation ("Rexahn"), pursuant to which, immediately after giving effect to a 1-for-100 reverse stock split and the reincorporation of CPRD as a Delaware corporation under the name "Rexahn Pharmaceuticals, Inc.", Merger Sub merged with and into Rexahn, with Rexahn as the surviving corporation (the "Surviving Company") and a wholly-owned subsidiary of CPRD (the "Merger"). In the Merger, each share of Rexahn common stock issued and outstanding prior to the Merger was converted into five shares of Common Stock. Immediately prior to the Merger, Rexgene beneficially owned 958,334 shares of Rexahn common stock, and Mr. Kwon beneficially owned 419,200 shares of Rexahn common stock directly and 22,851 shares of Rexahn common stock indirectly through the Korean Rexahn Investors Voting Trust (the "Voting Trust") described under Item 6 below. As a result of the Merger, Rexgene received 4,791,670 shares of Common Stock, and Mr. Kwon received directly 2,096,000 shares of Common Stock and indirectly 114,255 shares of Common Stock through the Voting Trust.

              A copy of the Merger Agreement is incorporated herein by reference as Exhibit 1.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

              (a) As of the date hereof, Rexgene beneficially owns 4,791,670 shares of Common Stock, representing 11.5% of the outstanding shares of Common Stock, and Mr. Kwon beneficially owns 2,210,255 shares of Common Stock, representing 5.3% of the outstanding shares of Common Stock. These percentages are based upon the Issuer's statement as to the number of outstanding shares of Common Stock as set forth in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 16, 2005.

              (b) The Board of Directors of Rexgene has the sole power to vote or to direct the vote, and dispose or direct the disposition, of all 4,791,670 shares of Common Stock Rexgene acquired. Mr. Kwon has the sole power to vote or to direct the vote, and dispose or direct the disposition, of 2,096,000 of the 2,210,255 shares of Common Stock acquired by him. With respect to the remaining 114,255 shares Mr. Kwon acquired, Mr. Kwon has sole power to dispose or direct the disposition of such shares, subject to the Voting Trust, which has the sole power to vote or direct the voting of these shares. The Voting Trust is a voting trust formed under the laws of the State of Maryland whose address is c/o Chang
H. Ahn, as Trustee, Rexahn Pharmaceuticals, Inc., 9620 Medical Center Drive, Rockville, MD 20850.

              (c) Except for the acquisition reported herein, neither Rexgene nor Mr. Kwon has effected any other transaction in the Common Stock within the past 60 days.

CUSIP NO. 761640 10 1             SCHEDULE 13D                Page 5 of 6 Pages


              (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock acquired by Rexgene and Mr. Kwon.

              (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.
         ------------------------------------------------------

              Mr. Kwon is a registered holder of Voting Trust Certificates representing the beneficial interest in 114,255 shares of Common Stock held by the Voting Trust pursuant to the Korean Rexahn Investors Voting Trust Agreement dated as of July 2003, among Dr. Chang-Ho Ahn and Dr. Young-Soon Park, as trustees, and the stockholders parties thereto ("Korean Rexahn Investors Voting Trust"). As co-trustees, Dr. Ahn and Dr. Park have the exclusive unqualified right and power to exercise all of the voting rights and powers with respect to the shares of Common Stock which are subject to the Voting Trust. The Voting Trust holds shares of Common Stock on behalf of approximately sixty individual and institutional owners resident in Korea.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit 1. Agreement and Plan of Merger, dated as of January 20, 2005, by and among CPRD, Merger Sub, CRS Delaware and Rexahn is incorporated by reference to Exhibit 2.1 to CPRD's Current Report on Form 8-K filed on January 21, 2005.

Exhibit 2. Korean Rexahn Investors Voting Trust Agreement dated as of July 2003, by and among Chang-Ho Ahn and Young-Soon Park, as trustees, the stockholders parties thereto and Rexahn.

Exhibit 3. Power of Attorney dated May 16, 2005 is incorporated by reference to the Exhibit to the reporting person's Form 3 filed on May 17, 2005.

CUSIP NO. 761640 10 1             SCHEDULE 13D                Page 6 of 6 Pages


                                   SIGNATURE
                                   ---------

              After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 2005

                                             Rexgene Biotech Co., Ltd.

                                             /s/ Ted T.H. Jeong
                                             ------------------------
                                             Ted T.H. Jeong as Attorney-in-Fact
                                             for Rexgene